Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statements (Nos. 333-172157, 333-143232 and 333-143233) on Form S-8 of our report dated December 1, 2011, relating to the consolidated financial statements of AIM SERVICES Co., Ltd. and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) that accounting principles generally accepted in Japan vary in certain significant respects from accounting principles generally accepted in the United States of America as discussed in Note 16 and (2) that the audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and such translation has been made in conformity with the basis stated in Note 1) appearing in the Annual Report on Form 10-K of ARAMARK Corporation and subsidiaries for the year ended September 30, 2011.

/s/ DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan
December 14, 2011